

10032391



SEP 2 7 2010
WASH, DC
189
SECTION

AD
10/15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67139

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/09 (MM/DD/YY) AND ENDING 06/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Crowder Rubicam, Inc..

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 Las Flores Canyon Road
(No. and Street)

Malibu,	CA	90265
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Rory Crowder — 310-456-5091
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road	Los Angeles	CA	90027
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

pw

OATH OR AFFIRMATION

I, William Rory Crowder, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crowder Rubicam, Inc., as of June 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



JEREMY DANG
COMM. #1851631
NOTARY PUBLIC - CALIFORNIA
ALAMEDA COUNTY
My Comm. Expires June 20, 2013

Signature

CEO

Title

Notary Public

State of California
County of Alameda

Subscribed and sworn to (or affirmed) before me on this 14th day of Sept, 2010, by William R. Crowder, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Crowder Rubicam, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended June 30, 2010

Contents

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

Independent Auditor's Report

Board of Directors
Crowder Rubicam, Inc.
Malibu, California

I have audited the accompanying statement of financial condition of Crowder Rubicam, Inc., (the Company) as of June 30, 2010 and related statements of operations, cash flows, and changes in shareholder's equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of June 30, 2010 and the statements of operations, cash flows, shareholder's equity, and the supplemental schedule of net capital for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Elizabeth Tractenberg, CPA
Los Angeles, California
September 17, 2010

Crowder Rubicam Inc.
Statement of Financial Condition
June 30, 2010

Assets

Cash and cash equivalent	$ 21,307
Commissions receivable	9,337
Prepaid expenses and other assets	2,396
Furniture and fixtures net of depreciation of $20,375	6,799
Total assets	$ 39,839

Liabilities and Shareholder's Equity

Liabilities	
Accounts payable and accrued liabilities	$ 639
Total liabilities	639
Shareholder's Equity	
Common stock ($1.00 par value, 999,999 shares authorized and issued; 25,000 shares outstanding)	25,000
Paid-in capital	20,816
Retained earnings (deficit)	(6,616)
Total shareholder's equity	39,200
Total liabilities and shareholder's equity	$ 39,839

The accompanying notes are an integral part of these financial statements.

Crowder Rubicam Inc.
Statement of Income
For the year ended June 30, 2010

Revenues	
Commissions	$ 113,195
Interest and dividend income	1
Total revenues	113,196
Expenses	
Accounting and audit fees	3,914
Clearing fees	28,569
Depreciation and amortization	5,094
Insurance	5,105
Market data	7,200
Office expenses	1,268
Regulatory fees	1,843
Rent	26,700
Salaries and related taxes	24,242
Telephone	1,712
Travel and entertainment	2,154
All other expenses	9,399
Total expenses	117,200
Net income (loss) before income tax provision	(4,004)
Income tax provision	800
Net income (loss)	$ (4,804)

The accompanying notes are an integral part of these financial statements.

Crowder Rubicam Inc.
Statement of Changes in Shareholder's Equity
For the year ended June 30, 2010

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, June 30, 2009	25,000	$ 25,000	$ 24,816	$ (1,812)	$ 48,004
Net Income				(4,804)	(4,804)
Distribution			(4,000)		(4,000)
Balance, June 30, 2010	25,000	$ 25,000	$ 20,816	$ (6,616)	$ 39,200

The accompanying notes are an integral part of these financial statements.

Crowder Rubicam Inc.
Statement of Changes in Financial Condition
For the year ended June 30, 2010

Cash Flows from Operating Activities:	
Net income (loss)	$ (4,804)
Depreciation and amortization	5,094
Changes in operating assets and liabilities:	
Accounts receivable	3,224
Prepaid expenses	(2,164)
Accrued expenses	(1,370)
Net cash used in operating activities	(20)
Cash Flows from Investing Activities:	-
Cash Flows from Financing Activities:	
Distribution	(4,000)
Cash Flows from Financing Activities	(4,000)
Net increase in cash	(4,020)
Cash at beginning of period	25,327
Cash at June 30, 2010	$ 21,307

SUPPLEMENTAL INFORMATION

Interest paid	$ 0
Income taxes paid	$ 800

The accompanying notes are an integral part of these financial statements.

Crowder Rubicam, Inc.
Notes to Financial Statements
June 30, 2010

Note 1 – GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Crowder Rubicam, Inc. (the Company) is a registered broker-dealer incorporated under the laws of the State of California maintaining its principal office in Malibu, California. The Company operates pursuant to the (k)(2)(ii) exemptive provision of the SEC Rule 15c3-3, pursuant to SEC Rule 17a-5(d)(3) and does not hold customer funds or securities. The Company was incorporated on August 22, 2005, and became a member of the National Association of Securities Dealers, Inc. ("NASD") March 8, 2006. The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA").

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market fund accounts as cash equivalents.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards N. 109, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses of benefits are recognized as a result of the changes in the assets and liabilities is based on provisions of enacted federal and state tax laws.

Property and equipment are carried at cost. Depreciation is calculated on the accelerated methods over estimated economic lives of 5 to 7 years. Leasehold improvements are computed on a straight line method over 31.5 years.

Crowder Rubicam, Inc.
Notes to Financial Statements
June 30, 2010

Note 2: INCOME TAXES

The components of the income tax provision are as follows:

	Current
State tax expense	$ 800
Federal tax expense	0
Total income tax expense	$ 800

Net loss carry forward is $16,307 at June 30, 2010.

Note 3: CONCENTRATION OF CREDIT RISK

The customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Due to the possibility that the customers may charge any losses incurred to the Company, the Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

Note 4: NET CAPITAL REQUIREMETS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to1. Net capital and aggregate indebtedness change day to day, but on June 30, 2010, the Company had a net capital of $30,005, which was $25,005 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($639) to net capital was .02 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 5: - SIPC SUPPLEMENTARY REPORT REQUIREMENT

During the year ended June 30, 2010, SIPC raised its member's assessment to 0.0025 of each member's securities business total revenue. The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal years ending June 30, 2010 because the Company's SIPC Net Operating Revenues are under $500,000.

Crowder Rubicam Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2010

Computation of net capital		
Total shareholder's equity		$ 39,200
Less: Non Allowable assets		
Prepaid expenses	$ 2,396	
Furniture and fixtures net of depreciation of $20,375	6,799	(9,195)
Net capital		$ 30,005
Computation of net capital requirements		
Minimum net aggregate requirements		
6-2/3% of net aggregate indebtedness	$ 43	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		$ 5,000
Excess net capital		$ 25,005
Ratio of aggregate indebtedness to net capital	0.02	: 1
Computation of aggregate indebtedness:		
Total liabilities	$ 639	

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net capital per Company's computation	$ 30,674
Audit adjustments:	
Increase in cash	
Accrued expenses	(639)
Other audit adjustments	(30)
Net capital per audit	$ 30,005

See independent auditor's report

Crowder Rubicam, Inc.
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of June 30, 2010

A computation of reserve requirements is not applicable to Crowder Rubicam, Inc. as Crowder Rubicam, Inc. qualifies for exemption under Rule 15c3-3(k) (2) (ii)

See independent auditor's report.

Crowder Rubicam, Inc.
Schedule III – Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of June 30, 2010

Information relating to possession or control requirements is not applicable to Crowder Rubicam, Inc. as the Company qualifies for exemption under Rule 15c3-3(k) (2) (ii).

See independent auditor's report.

Crowder Rubicam, Inc.

Supplementary Accountant's Report

On Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended June 30, 2010

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Crowder Rubicam, Inc.
Malibu, California

In planning and performing my audit of the financial statements and supplemental schedules of Crowder Rubicam, Inc.(the Company) as of and for the year ended June 30, 2010, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Crowder Rubicam, Inc.
Malibu, California

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. I noted that prior year audit adjustments were not posted to the books. I discussed this with management and emphasized that this must be done so as to ensure that financial statements are accurate when filing quarterly Focus Reports. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate on June 30, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.



Elizabeth Tractenberg, CPA
Los Angeles, California
September 17, 2010